SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)*

                               Odimo Incorporated
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   67606R107
                                 (CUSIP Number)

                                  Alan Lipton
                     Chief Executive Officer and President
                               Odimo Incorporated
                             14001 N.W. 4th Street
                             Sunrise, Florida 33325
                            Tel. No.: (954) 835-2233
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 5, 2005
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67606R107                 13D                           Page 2 of 9
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Beny Steinmetz
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            1,657,070 (See Item 5)
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                1,657,070 (See Item 5)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,657,070 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1% (See Item 5)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 3 of 9

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Daniel Steinmetz
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            1,657,070 (See 5)
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                1,657,070 (See Item 5)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,657,070 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1% (See Item 5)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 4 of 9
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nir Livnat
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            1,657,070 (See Item 5)
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                1,657,070 (See Item 5)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,657,070 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1% (See Item 5)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 5 of 9
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lenorth Holdings, S.A.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     No applicable
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            1,023,762
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                1,023,762
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,023,762
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.3%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 6 of 9
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SDG Marketing, Inc.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            633,308
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                633,308
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      633,308
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 7 of 9

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons in connection with the Common Stock, par value $0.001 per share (the "Common Stock"), of Odimo Incorporated, a Delaware corporation (the "Company"), with its principal executive offices at 14001 N.W. 4th Street, Sunrise, Florida 33325.

In accordance with Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 amends and supplements only information that has materially changed since the February 28, 2005 filing by the Reporting Persons of the Schedule 13D. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following additional paragraph:

Pursuant to Rule 13d-3 of the Exchange Act, because Beny Steinmetz is a majority shareholder of STI Ventures, N.V., a venture company ("STI"), he was deemed to be the beneficial owner of such shares of Common Stock of the Company held by STI. On December 5, 2005, STI made a pro-rata distribution of all of the shares of Common Stock of the Company held by STI to its preferred equity holders. Mr. Steinmetz did not receive any shares of the Company in such distribution. See
Item 5 for Mr. Steinmetz's current beneficial ownership.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety:

     (a) Lenorth Holdings, S.A. beneficially owns 1,023,762 shares of Common Stock of the Company, constituting approximately 14.3% of the issued and outstanding Common Stock of the Company (based on 7,161,923 shares of Common Stock of the Company outstanding as set forth in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14,
2005). Pursuant to Rule 13d-3 of the Exchange Act, each of Beny Steinmetz, Daniel Steinmetz and Nir Livnat are deemed to be the beneficial owners of the shares of Common Stock of the Company held of record by Lenorth Holdings, S.A.

     SDG Marketing, Inc. beneficially owns 633,308 shares of Common Stock of the Company, constituting approximately 8.8% of the issued and outstanding Common Stock of the Company (based on 7,161,923 shares of Common Stock of the Company outstanding as set forth in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005). Pursuant to Rule 13d-3 of the Exchange Act, each of Beny Steinmetz,
Daniel Steinmetz and Nir Livnat are deemed to be the beneficial owners of the shares of Common Stock of the Company held of record by SDG Marketing, Inc.

     Each of Beny Steinmetz, Daniel Steinmetz and Nir Livnat beneficially owns 1,657,070 shares of Common Stock of the Company, constituting approximately 23.1% of the issued and outstanding Common Stock of the Company (based on 7,161,923 shares of Common Stock of the Company outstanding as set forth in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005).

CUSIP No. 67606R107                 13D                           Page 8 of 9

     (b) SDG Marketing, Inc. and Lenorth Holdings, S.A. are part of The Steinmetz Diamond Group, which is owned indirectly by trusts or foundations for the benefit of Beny Steinmetz, Daniel Steinmetz and Nir Livnat. Beny Steinmetz and Daniel Steinmetz are brothers. Nir Livnat is not related to either Beny or Daniel Steinmetz. By virtue of these relationships, each of Beny Steinmetz, Daniel Steinmetz and Nir Livnat may be deemed to share the power to vote or to direct the vote and may be deemed to share the power to dispose or to direct the disposition of the shares of Common Stock of the Company held of record by Lenorth Holdings, S.A. and SDG Marketing, Inc.

     (c) Except as described herein, the Reporting Persons have not effected any transactions in the Common Stock of the Company during the past sixty days.

     (d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Limited Power of Attorney (incorporated by reference to Schedule 13D filed by the Reporting Persons on February 28, 2005)

CUSIP No. 67606R107                 13D                           Page 9 of 9

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2005

                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        ----------------------------------------
                                        Beny Steinmetz


                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        ----------------------------------------
                                        Daniel Steinmetz


                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        ----------------------------------------
                                        Nir Livnat


                                        LENORTH HOLDINGS, S.A.

                                        By: /s/ Pavlo Protopapa
                                        ----------------------------------------
                                            Name:  Pavlo Protopapa
                                            Title: Authorized Representative


                                        SDG MARKETING, INC.

                                        By: /s/ Pavlo Protopapa
                                        ----------------------------------------
                                            Name:  Pavlo Protopapa
                                            Title: Authorized Representative

                                                                       Exhibit 1

                             JOINT FILING AGREEMENTE

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to certain shares of Common Stock, of Odimo Incorporated and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 9, 2005.



                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        ----------------------------------------
                                        Beny Steinmetz


                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        ----------------------------------------
                                        Daniel Steinmetz


                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        ----------------------------------------
                                        Nir Livnat


                                        LENORTH HOLDINGS, S.A.

                                        By: /s/ Pavlo Protopapa
                                        ----------------------------------------
                                            Name:  Pavlo Protopapa
                                            Title: Authorized Representative


                                        SDG MARKETING, INC.

                                        By: /s/ Pavlo Protopapa
                                        ----------------------------------------
                                            Name:  Pavlo Protopapa
                                            Title: Authorized Representative